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                                                                     EXHIBIT 2.3

                                18 January 2001



                              TranSwitch III Inc.
                                    - and -
                                Robert Bousquet
                                Patricia Baert



                              WARRANTY AGREEMENT
                                 in respect of

                                ADV Engineering
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BETWEEN

TranSwitch III, Inc.,a company registered under the Laws of Delaware having its principal place of business at 3 Enterprise Drive, Shelton, CT 06484, USA represented by Bob Pico, (the "Beneficiary")


AND

Mr. Robert Bousquet, French citizen, born 28 February 1959 in Maison Carree (Algeria), married to Sylvie Bousquet nee Benichou under the matrimonial regime "communaute legale reduite aux acquets", and resident at 15 allee du Clos d'Avena, 31320Vigoulet - Auzil, France

and

Mrs. Patricia Baert a Belgian citizen, married under the matrimonial regime of the "separation de biens" born In Brussels Belgium on 19 February 1962 in Brussels, Belgium and resident at 28, Kelleveloweg, 1560 Hoeilaart, Belgium (together the "Warrantors")


WHEREAS

The Beneficiary and the Warrantors have signed on the date hereof a share purchase agreement (the "Share Purchase Agreement") concerning 100 per cent. of the share capital of ADV Engineering, a societe anonyme with a share capital of FRF 500,000 having its registered office at Parc technologique du Canal, 16 Avenue de l'Europe, 31520 Ramonville Saint Agne, France, registered at the Registry of Commerce and Companies of Toulouse under number B 417 950 854 (the "Company").

The Warrantors have agreed to make certain representations and grant certain warranties to the Beneficiary in relation to the Company.

The Warrantors shall act jointly hereunder.

IT IS AGREED AS FOLLOWS

1      Definitions/Interpretation

       1.1 In this Agreement and its schedules (the "Schedules") the expressions shall have the following meanings unless the context otherwise requires:

             "Accounts" means the accounts of the Company for the financial year ending on 30 September 2000 attached in Schedule 2;
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                "Affiliate" means in relation to any party (i) a company or entity which has a Controlling Interest in the said party and
                (ii) a company or an entity in which the said party has a Controlling Interest;

                "Agreement" means this warranty agreement;

                "Balance Sheet Date" means 30 September 2000;

                "Business Day" means any day (other than Saturday) upon which banks are open for business in Paris and New York;

                "Controlling Interest" means the holding of an interest granting to its holder(s) either directly or indirectly or as a result of a concerted action as defined by Article 233-10 of the French Commercial Code, the control of the capital and/or of the voting rights of a company or any entity, as defined by Article 233-3 of the French Commercial Code, or the exclusive or joint control, or a notable influence over the management of a company as defined by Article 233-16 of the above-mentioned code;

                "Security" includes for the purpose of this Agreement any "surete" "reelle" or "personnelle", "droit reel accessoire", "droit de retention", "reserve de propriete", "delegation", "subrogation", "fiducie", "cession fiduciaire" "en propriete" or "a titre de garantie" or any "mesure conservatoire" or "voie d'execution", as well as agreement, option, undertaking, offer or other real or personal right ("droit reel ou personnel") or other obligation which has the purpose or effect of restricting in any manner the ownership or the transferability of the relevant asset or right;

                "Shares" means the shares of the Company which are transferred by the Vendors to the Beneficiary pursuant to the Share Purchase Agreement;

                "Vendors" has the meaning assigned to it in the Share Purchase Agreement;

                "Tax" means all taxes, impositions, duties, contributions, charges, withholding taxes (whether in fiscal, social security, customs or other matters) payable in conformity with the legislation of all countries concerned whether State-controlled or private, and all penalties, interest and other costs relating thereto.

       1.2 Any representation contained in this Agreement qualified by the expression "so far as the Warrantors are aware" or "to the knowledge of the Warrantors", or any similar expression shall be deemed to contain an additional representation whereby the former representation is made based upon the knowledge, information and belief of the Warrantors, after having carried out all reasonable investigations to make sure that the representations and warranties are true and accurate.
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       1.3      The Schedules form part of this Agreement and any reference to this Agreement shall include the Schedules.

       1.4 The meanings of the defined terms are applicable to both the singular and plural forms thereof.

       1.5 The headings used in this Agreement have been adopted by the parties for ease of reference only and the parties declare that these headings are not to be comprised in this Agreement and shall not in any event influence the meaning or interpretation of this Agreement.

2      Representations

       The Warrantors make the following representations in relation to the Shares and the Company:

       2.1      Representations in relation to the Shares

                2.1.1    Ownership of Shares

                         The Vendors are the full owners of the Shares. They have full power and capacity to transfer the full title of the Shares and to sign this Agreement.

                2.1.2    Freedom to dispose of Shares

                         The Shares of the Company are free from any Security except for the approval right (clause d'agrement) contained in the articles of association of the Company. None of the Vendors are party to any shareholders agreements or similar agreements with respect to the Company.

       2.2      Representations in relation to the Company

                2.2.1    Constitution, existence and conformity

                         The Company was incorporated on 10 March 1998 and registered in accordance with the laws of France.

                         The Company has never been unable to meet its debts as it fall due, or been declared to be in redressement judiciaire, liquidation judiciaire. No ad hoc administrator has been appointed. They have never been granted a suspension provisoire des poursuites, been the subject of reglement amiable. The Company cannot, by virtue of any act or omission as director, shadow director or "de facto" manager of another entity, be held liable to pay all or part of the debts of that other entity.

                         The statutory registers, books and other corporate records of the Company are up-to-date as at the date hereof and have been properly maintained. All legally required formalities, filings, registrations of documents (including those with the Registry of Commerce and Companies) and legal publications have been duly and timely made.

                         The Company has full power and capacity to carry on its activities. All permits, licences, authorisations, certificates and consents necessary for the Company to carry on their businesses and to sell their products and services have been obtained, and, so far as the Warrantors are aware are not likely to be suspended, revoked, amended or not renewed (including as a result of the change of control of the Company).

                2.2.2    Share capital

                         All the shares of the Company have been validly issued and are fully paid up and may be freely transferred save for the approval right (clause d'agrement) contained in the Company's articles of association. The rights attached to each of the shares of the Company are identical and free of any Security. The Company has not issued nor is bound to issue any other share or security of any kind. The share capital of the Company has not been subject to any amortisation or repayment.

                2.2.3    Restructurings

                         The Company has not been a party to a cession de fond de commerce (sale of business), sale of shares, merger, demerger or by a partial hive down of assets (apport partiel d'actif)) since its creation, other than the acquisition of the branch of ADV Technologies in Toulouse on 17 February 1998 pursuant to which the business carried out in Toulouse by ADV Technologies was sold to the Company for the price of FRF 76,642. ADV Technologies and the Company have had no shareholder in common, whether directly or indirectly, and have had no commercial relationship for the last two years.

                         No restructuring is currently taking place, nor envisaged, with the exception of the sale of Shares by the Vendors to the Beneficiary. The acquisition of the fond de commerce referred to above is valid and was carried out in accordance with legal requirements and in particular in relation to tax.

       2.3      Representations in relation to the Accounts

                The Accounts have been drawn up in accordance with the rules of the French Plan Comptable General so that they are regular and sincere (sincere et regulier) and give a true and fair view (donnent une image fidele) of the assets and liabilities, the financial situation and the results of the Company. The Accounts have been drawn up using the same principles and methods as those used during the last three financial years.

                The results shown in the Accounts arise out of the normal course of business and do not arise (except as disclosed in such accounts) from the inclusion of abnormal, extraordinary, exceptional or non-recurring items of income or expenditure.

       2.4      Representations in relation to the Assets of the Company

                2.4.1    Ownership/absence of Security

                         The Company is the full owner of the assets disclosed in the Accounts, save for those disposed of since the Balance Sheet Date. The assets acquired or disposed of by the Company since the Balance Sheet Date have been so acquired or disposed of in the ordinary course of business. No asset is the subject of any Security, except the Compass (Aventi) software listed in Schedule 3 which is subject to a pledge by the BNP for an amount of FRF161.000.

                2.4.2    Assets not owned by the Company

                         The Company has entered into a commercial lease (the "Lease"), subject to the provisions of the Decree dated 30 September 1953, as amended, for their registered office situated at Parc technologique du Canal, 16 avenue de l'Europe, 315120 Ramonville Saint Agne where it carries on its business on the first floor and which includes 10 parking spaces.

                         The Company is entitled to a right of tenure in accordance with the Decree of 30 September 1953, as amended, and they have received no termination notice. The sale of the Shares to the Beneficiary does not constitute a termination event or an event of default under the Lease. The Company has complied with all the terms and conditions of the Lease. No fact exists which could give rise to either the refusal of the landlord to renew the Lease without having to pay the indemnite d'eviction or to the rent of the renewed lease not being subject to a ceiling. The Lease can be terminated every three years in accordance with the law.

                         The Company has not consented to either sub-let or grant any other right of occupation over all or part of the premises of which they are the tenant, in violation of the terms and conditions of the Lease.

                         No works have been carried out on the leased premises at the cost of the Company without the necessary consents or approvals, and any such works are not taken into account in the rent reviews and will not have to be dismantled upon expiry of the Lease.

                         There is no material breach nor any default under any undertaking, condition or agreement (such as reglement de copropriete, cahier des charges de ZAC, building contract, building permit, etc.) relating to the leased premises.

                2.4.3    Properties owned by the Company

                         The Company does not own any buildings or real property.

                2.4.4    Quiet enjoyment/maintenance/conformity

                         Save as disclosed in relation to the Compass (Aventi) software listed in Schedule 3 the assets of the Company are used in the normal course of business and are not subject to any procedure or action which may affect their continued and quiet use. The movable properties (including materials, vehicles, plant, equipment) owned, rented or used by the Company are in a normal state of use, maintenance and repair. They comply with the applicable statutory, regulatory or contractual requirements or standards with regard to the Company's use of them. All authorisations and administrative permits necessary have been validly obtained.

                2.4.5    IT and communications

                         Without prejudice to paragraph 2.4.4 above and save as disclosed in relation to the Compass (Aventi) software listed in Schedule 3, IT and telecommunications systems and equipment are adapted and satisfactory having regard to the businesses of the Company and are subject to appropriate maintenance and upgrading agreements. These equipments, in their present state and as far as the Warrantors are aware will not require investments in the 12 month period following the date of this Agreement which would be disproportionate as compared to the average last two years' investments.

                         IT and telecommunication systems and equipments (including software) are or have been fully adapted to handle operations in Euro, convert any data as necessary in connection with the introduction of Euro, and comply with any applicable law or regulation in connection therewith.

                2.4.6    Fonds de commerce

                         The Company is not party to any contract, such as a partnership or leasing contract, relating to the whole or part of its Fonds de commerce.

                2.4.7    Intellectual property

                         The Company has not made any filing with any intellectual property protection office (such as the Institut National de la Propriete Industrielle) with a view to obtaining legal protection in respect of any intellectual property right, whether under patent, trademark, semi-conductors or other intellectual property legislation. It does not own any such registered or filed intellectual property rights.

                         The intellectual property rights (or contracts relating thereto) used by the Company but not owned by it (other than computer software which is publicly available) are listed in Schedule 3 and a copy of the relevant contract has been supplied to the Purchaser. These contracts are in force and are not subject to any amendment, novation, termination notice or dispute on the part of any person.

                         All agreements entered into by the Company and referred to in Decree 70- 441 of 26 May 1970 have been registered with the Office for International Transfers (Service de la Propriete Industrielle).

                         The restrictions and obligations described in the licence agreements listed in Schedule 3 have not been breached and the Warrantors are not aware of any infringement of the intellectual property rights described in such licences.

                         There is no action for infringement nor has any other similar claim been brought nor is such likely to be brought against the Company or against the other parties to the agreements referred to in Schedule 3 and in respect of the said rights; in particular, no person, and in particular ADV Techologies, has any right or has claimed rights over the ADV name.

                         The Company does not need or use any other intellectual property right other than those resulting from the licence agreements listed in Schedule 3 (other than computer software which is publicly available).

                2.4.8    Shareholdings and branches

                         The Company does not hold shares in any other company, partnership, GIE, GEIE or other entity or business, French or foreign, nor are they members of such entities (including de facto companies, joint ventures, etc.), other than in SICAV or FCP for the mere management of its cash.

                2.4.9    Stock

                         The Company does not hold any stock.

                2.4.10   Debts

                         The debts included in the Accounts have been, or will be, paid in full on their due date, taking into account, where relevant, the provisions for bad and doubtful debts made in the Accounts. For debts which have arisen after the Balance Sheet Date, the level of doubtful debts is equivalent to the average level for the previous financial year taking into account the turnover achieved.

                         No loans or advances have been granted by the Company to third parties, other than standard advances or deposits with suppliers and/or clients carried out in normal conditions.

       2.5      Representations in relation to Liabilities

                2.5.1    Total liabilities

                         There are no liabilities outstanding on the Balance Sheet Date other than those properly disclosed in the Accounts.

                2.5.2    Reserves

                         All reserves appearing in the Accounts, particularly the reserve legale (legal reserve) and, reserve statutaire (statutory reserve), have been properly provided for.

                2.5.3    Subsidies, support

                         Save as disclosed in Schedule 4 A, the sale of the Shares will have no consequence on any support, subsidy or financial assistance, or proposal of support, subsidy, loan or financial assistance, which benefit or may benefit to the Company.

                         Schedule 4 B contains the notification letters relating to the agreements contained in Schedule 4 A.

                2.5.4    Debts of the Company

                         All debts have been properly paid on the relevant due date and the Company is not liable as a result for any interest for late payment, penalty or indemnity of any sort.

                         The Company has duly made all necessary declarations to the relevant administrative body and all debts have been paid on the relevant due date.

                         At the date hereof, the Vendors do not hold a current account with the Company.

                         There are no financial agreements entered into by the Company and currently in force (including loan agreements, leasing agreements, overdrafts, and other banking facilities granted to the Company, as well as any loan or advance granted by their employees, directors or indirect shareholders), as well as any leasing or hire purchase agreement, guarantee, warranty or indemnity, undertaking or other "off-balance sheet" undertaking entered into on the date hereof, other than those set out in a Schedule 5 to this Agreement.

                2.5.5    Former shareholders and connected persons

                         The Vendors, the previous shareholders of the Company and the companies controlled by these persons either directly or indirectly, do not have and will not have any claim or contractual right against the Company resulting from their relations with the Company up to the date hereof.

       2.6      Representations in relation to the management of the Company

                2.6.1    Resolutions

                         All resolutions taken at the shareholders' meetings, by the boards of directors, by the chairmen and managers of the Company since the creation of the Company are valid and, where required, are duly reproduced in the legal books of the Company up to the date hereof.

                2.6.2    Proxies, Delegation of powers and Signatures

                         The only person able to represent the Company or sign in its name is Robert Bousquet.

                2.6.3    Banks

                         Schedule 6 contains the names and addresses of all banks and other financial institutions in which the Company has an account, deposit or safe deposit box, with the names and addresses of all persons authorised to draw on said accounts or deposits or who have access to such safe deposit boxes.

                2.6.4    Contracts

                         All contracts, agreements, undertakings or arrangements (whether written or oral) to which the Company is a party have been entered into in the normal course of business.

                         The terms and conditions of such contracts entered into by any of the Company are usual with regard to their respective businesses; all these contracts, agreements, undertakings or arrangements are valid and binding and have been performed in accordance with their terms and conditions (save for minor and unrepeated breaches); so far as the Warrantors are aware, no fact or event, including the sale of the Shares, is likely to prevent the performance of the contracts, to lead to their amendment or termination or to give rise to any claim by or against the Company.

                         Copies of all contracts, other than the Lease and employment agreements:

                         (i) which may be affected by the change of shareholding in the Company

                         (ii) which are subject to the provisions of article 101 of the Law of 24 July 1966

                        (iii) which involve the company in paying annual amounts (excluding tax) greater than or equal to FRF 100,000, or which are of an unusual or abnormal nature or not executed in the ordinary and usual course of business or the carrying out of which could prove to be abnormally expensive to perform

                         (iv) which are of a length in excess of 12 months or for which the termination or renewal requires more than three months' notice

                         (v) which relate to joint ventures, (societe en participation, groupement momentane d'entreprises), to "GIE", or to profit sharing and commission sharing in which the Company is or has agreed to become a party

                         (vi) which restrict the Company's freedom to carry on its business by preventing it from engaging or competing with any third party in any business in which it may engage

                         (vii) which contain extraordinary clauses in relation to common legal practice

                         (viii) which do not relate to the normal and current
                                activity of the Company have been delivered to the Beneficiary. A list of such contracts is set at in Schedule 7.

                         The Company is not a party to any agreement or commitment that can reasonably be expected to have a material adverse effect on its assets, business or financial condition. There are no agreements or commitments not made in the ordinary course of business or which are not of an arm's length nature other than the agreement on the Software COMPASS (Aventi). As far as the Warrantors are aware the transfer of

               Shares or the signature of the Warranty Agreement will not result in the termination or unilateral alteration of any of the Company's agreements with third parties (clients, suppliers, etc.).

       2.6.5   Arrangements with connected persons

               There are no contracts entered into by the Company up to the date hereof, with any of their directors, executive directors, managers, shareholders or any Affiliate or company in which any such person is interested.

               None of the above persons nor any member of their respective families up to the second degree are directly or indirectly interested in the business of the Company's competitors or clients or in any other person with whom the Company does business (other than investments representing less than 10% of the issued shares of any listed company).

       2.6.6   Warranties relating to insurance

               Without prejudice to insurance required by Law, there is no insurance contract other than the insurance policy referred to in
               Schedule 8. The amounts and scope of cover of the policy referred to in Schedule 8 are commercially reasonable and customary in France for companies carrying on similar businesses or owning or using assets or goods of an equivalent nature; all premiums relating to such insurances have been duly paid.

               As far as the warrantors are aware the Company has not received any notice of cancellation of any such insurance policy nor has knowledge that any cancellation is likely to take place.

               No claim has been made during the last three years involving a sum exceeding FRF 50,000 and no circumstances exist which are likely to give rise to a claim, involving a sum exceeding FRF 50,000 under such insurance policies.

       2.6.7   Warranties relating to personnel

               Schedule 9 hereto contains a complete and accurate list of all the employees of the Company indicating their length of employment, job description, current annual remuneration and details of any bonuses or benefits in kind. The list also indicates the salaried employees on long-term leave, fixed term contracts, part time, or temporary employees, and apprentices.

               The applicable collective bargaining agreement is the SYNTEC agreement.

               No employee listed in Schedule 9 has indicated to the Company an intention to terminate his contract, nor has given formal notice to leave or is under notice of dismissal.

               All of the Company's employees who are not EU citizens (if any) have a valid work permit.

               No former employee of the Company has any priorite de reembauche as against the Company.

               None of the Company's subcontractors or independent consultants have any right against the Company to claim that they must be categorised as actual employees of the Company as a result of their past relations with the latter.

               The Company has satisfied all their obligations relating to labour and social security laws including those relating to (i) the use of temporary personnel, (ii) employees' representation and (iii) the application of collective bargaining agreement.

               The Company has complied with all individual employment agreements.

               All remuneration and monies to be paid to the employees of the Company have been calculated and paid in conformity with all applicable legal and tax rules. All social security payments and withholding tax payments have been made in due time.

               The Company is not involved in any dispute with a salaried employee or a trade union or negotiation regarding the dismissal, suspension, disciplining or variation of the terms and conditions of employment of any present or former salaried employee, and there are no facts known which might indicate that there may be any such dispute.

               Save for the legal obligations of the Company, those arising as a matter of law, those resulting from any applicable collective bargaining agreement and from usual salary increases:

               (i) the Company has not made any proposal nor undertaken any obligation, present or future, to or in respect of its previous or current legal representatives (mandataires sociaux), employees, executives, independent assistants or agents relating to their remuneration, termination of services, retirement, sickness, death, disability or insurance;

               (ii) since the Balance Sheet Date, the Company has not incurred any liability arising from breach of an employment, agency or service agreement;

               (iii) the Company has not adopted and do not intend to adopt a profit sharing scheme for their respective legal representatives or directors. The Company has not entered into any agreement to allow its employees to acquire any right whatsoever in the shares of the Company.

               There has been no correspondence between the Company and the labour authorities over the last 24 months giving rise to a liability for the Company in excess of FRF 50.000.

               No employment agreement entered into by the Company contains any derogatory or exceptional clauses such as contractual redundancy payments, golden parachutes or exceptional advantages with the exception of 4 company cars provided to certain employees of the Company.

               There is no social or health insurance or cover, or complementary pension schemes for any part of the personnel which is not required by law.

       2.6.8   Representations in relation to litigation

               (i)    Litigation

                      The Company is not a party to any litigation, proceedings, action, arbitration (including investigations or public enquiries), settlement of any nature whatsoever. The Warrantors do not know of any fact which could give rise to any litigation, proceedings, action, arbitration (including investigations or public enquiries) or settlement likely to be brought against the Company.

               (ii)   Controls

                      The Company is not the subject of any investigation, inquiry, control or other procedure by the Administration (particularly the tax, customs, competition, fraud or health, social security and labour authorities) regarding their operations and activities.

       2.6.9   Compliance with laws

               The Company has always carried on its businesses in accordance with applicable laws, regulations and practices applicable in France or abroad, particularly those relating to company law, accountancy, tax, social security, employment law, competition law, products and services, environment, health and safety with the exception of breaches and violations which are minor and non-repetitive both as to their nature and consequences. No agreement or understanding in this respect has been entered into with any competent authorities. The Company has no criminal records.

       2.6.10   Services and Products

                All services and products supplied or sold by the Company during the three years prior to the date of this Agreement comply with requirements or standards applicable for their normal use by customers. The Warrantors are not aware of any defects in such services or products. The Company has not received from its clients in the year prior to the date of this Agreement any claim indicating that the services or products were defective or inappropriate for normal usage and were likely to bring about the Company's liability.

       2.6.11   Taxes

                (i) All returns, notices and information which are or have been requested from or given by the Company for the purpose of any Tax (i) have been given within the requisite periods and are up-to-date and correct and (ii) none of them is, or to the knowledge of the Warrantors should be, the object of any dispute with the French tax or social authorities or other Tax authorities.

                (ii) All Taxes which the Company were liable to pay prior to the date hereof have been paid.

                (iii) The Company has not entered into or is not party to any contract, plan or agreement which could be categorised as an abuse of law, abnormal act of management or fraud or any other process to avoid a Tax in any jurisdiction.

       2.6.12   Management of the Company since Balance Sheet Date

                From Balance Sheet Date to the date of this Agreement, the Company has been managed in the usual manner, and no particular or notable event has occurred which might alter their positions.

                In particular there has been:

                (i) no change to the situation of the Company which has or might have adverse consequences for its financial positions or their turnover;

                (ii) no decision to distribute or to pay dividends and no distribution relating to the capital of the Company;

                (iii) no liability or debt to any third party other than those incurred in the ordinary course of business of the Company;

                (iv) no decision likely to modify the financial structure or the borrowing capacity of the Company;

                (v) no contract entered into, amended or terminated other than those arising out of the ordinary course of business of the Company;

                (vi) no increase in remuneration for any legal representatives (mandataires sociaux) or employees (executives, employees, manual workers or agents) other than a bonus paid to employees, the aggregate amount of which is in line with the bonus paid at the same period in 1999;

                (vii) no change of principle, method or presentation in the accounts of each of the Company; all operations of the Company have been duly accounted for;

                (viii) no alteration of investment or inventory purchase policy and no repayment or discharge of any obligation or liabilities to trade creditor or demand or collect payment of trade receivable other than in the ordinary course of business.

     2.7  True, precise, accurate nature of information and warranties

          All warranties and information contained in this Agreement are true, precise and accurate at the date of this Agreement.

          The Warrantors are not aware of any documents, facts or events not disclosed to the Beneficiary pursuant to this Agreement and its Schedules (i) which could render any such warranties and information untrue, inaccurate or misleading or (ii) which would be likely to adversely affect the financial position or prospects of the Company,
          (iii) which, given their impact on the present and futures situation of the Company would have inclined the Beneficiary not to enter into the transaction or to enter the transaction under different condition.

     2.8  Conclusive nature of information and warranties

          The Warrantors acknowledge that the representations and indemnities given under this Agreement were relied upon by the Beneficiary when determining and accepting the price of the Shares.

 3   Indemnity

          The Warrantors undertake to indemnify the Beneficiary or, if the Beneficiary so chooses, the Company, up to the full amount of:

          (a) all liabilities, undertakings or debts (of whatever nature) of the Company having a cause or origin prior to the Balance Sheet Date, whether known or unknown to the Warrantors at that date, and which have not been accounted or provided for, or sufficiently accounted for, in the Accounts;

          (b) any Tax which would be borne by the Company and of any tax advantage (such as deficits which may be carried forward, depreciations which may be known to have been postponed or other regulations allowing deferral or reprieve) which could be questioned or postponed, following any reassessment or other act carried out by the tax authority relating to a period prior to the date of this Agreement and notably due to the fact that either the amounts had not been paid when due, or the tax returns were not made on the appropriate date or were incorrect for whatever reason;

          (c) any damage (including connected expenses), loss, debt, penalty or payment borne or made by the Company or the Beneficiary, which would not have been borne, made or incurred by them if every representation contained in Clause 2 above had been true, precise, complete and accurate or if there had been no ground for claiming under paragraph (a) or (b) above.

          (d) any amount of subsidy (including, but not limited to, those described in Schedule 4) which the Company would have to repay as a result of the change of control of the Company.

     3.1  Calculation

          No amounts payable in respect of Taxes shall entitle the Beneficiary to indemnification hereunder if it corresponds to a mere change in the time when such Tax should have been paid, provided that in such case the Beneficiary shall be entitled to indemnification for any resulting interest charges or penalties for late payment.

          The amount of the loss is to be calculated without taking into account any tax saving as a result of the deductibility of the loss involved except where this saving actually becomes effective for by the Company. A saving will only be treated as effective on the day on which it would have reduced the amount of tax which should have been paid by the Company.

          If the tax saving becomes effective after compensation for the loss has been paid, the Beneficiary shall reimburse the Warrantors the amount of this tax saving as recorded over the two year period in which the loss arose.

          The amount of any indemnity paid by the Warrantors will be increased by any tax liability actually borne by the Company, or as the case may be, the Beneficiary as a result of the receipt of the indemnification payment.

          When calculating the amount of the loss relating to a specific claim, there shall be deducted the amount of any reserve or provision in the Accounts in respect of the event or matter having given rise to such claim.

     3.2  Threshold

          The Beneficiary may not request payment under this Agreement unless the total amount of claims made exceeds USD 30,000. If such a threshold is reached, the Beneficiary shall be entitled to demand the payment of all amounts due under this Agreement. This threshold shall not apply to claims made under Clause 2.5.5 above (for the avoidance of doubt, any claim under Clause 2.5.5 shall be taken into account for the purpose of computing whether the threshold has been reached).

     3.3  Ceiling

          The aggregate amount of the sums payable by the Warrantors under this Agreement shall not exceed USD 1,000,000.

 4   Duration

     In order validly to request the performance of this Agreement, any request for payment under the terms of this Agreement shall be notified by the Beneficiary to the Warrantors:

     4.1 at the latest, 7 Business Days after the expiry of the relevant statute of limitation for any event or matter relating to Tax;

     4.2 no limitation period shall apply with respect to claims made under Clause 2.5.5;

     4.3 at the latest, on the date which is 30 days after the first anniversary date of this Agreement for any other event or matter, provided that such event or matter arose prior to such first anniversary date.

 5   Information - Parties

     5.1 Any event which might give rise to a claim by the Beneficiary under this Agreement shall be notified in writing to the Warrantors and shall specify the basis, acts or event on which it is based, indicating the amounts claimed in respect of the loss (if such amount is known), and be submitted together with documents which enable the existence of the loss to be established (hereafter referred to as a "Notified Claim"). All Notified Claims submitted to the Warrantors shall be subject to the following procedure.

     5.2 The Beneficiary agrees to notify any Notified Claimwithin 10 Business Days of the Beneficiary having actual knowledge of an event as referred to in clause 5.1, provided, however, that failure to do so shall not affect the Beneficiary's right to indemnification hereunder except to the extent that the Warrantors is proved to be actually prejudiced by the delay in such notification, and then the Beneficiary's right to indemnification shall be reduced only to the extent of such loss.

     5.3 If the Warrantors contest the merits or the amount of a Notified Claim under this Agreement, they shall, within 30 days following the date on which the Notified Claim has been notified by the Beneficiary, notify the Beneficiary in writing of the reasons for which the Warrantor contests the claim (the "Contest Notice"). If no Contest Notice is received within this time limit, the Warrantor shall be deemed to have accepted the Notified Claim.

     5.4 If the Warrantors have served a Contest Notice on the Beneficiary within the time limit, the Warrantors and the Beneficiary shall meet together between the fifth and the fifteenth Business Days following the date of the Contest Notice, on one of the Business Day proposed by the Warrantors to the Beneficiary in the Contest Notice.

          In the absence of an agreement with the Beneficiary within 30 calendar days following the date of this meeting or if the Warrantors do not propose a date for the meeting as set out above or do not attend the meeting, the Notified Claim shall be deemed to have been accepted, unless the Warrantors or the Beneficiary have notified a request for arbitration under the terms of this Agreement and within this 30 days period. If the Beneficiary fails to attend such meeting, the meeting shall be rescheduled for a date no later than 15 calendar days following the proposed date unless such failure is unreasonable in which case the Notified Claim shall be deemed to lapse.

     5.5 Where one of the Warrantors, due to his position in relation to the Company, or for any other reason, is or becomes aware of a fact or event which may give rise to a Notified Claim under this Agreement, he shall inform the Beneficiary without delay. For the avoidance of doubt, the timing for notifying a Notified Claims referred to in Clause 5.2 above shall not be applicable in such case.

     5.6 In the event of a claim, audit notice, summons, or of any litigation matter which has or which could give rise to a Notified Claim under this Agreement, the Beneficiary shall allow the Warrantors to make their observations on the conduct of the proceedings; the Beneficiary will ensure that these observations are taken into account by the Company in as far as such observations are reasonable and made in its interest. Moreover, at the request of the Warrantors, the Beneficiary shall from time to time inform the Warrantors of the progress of the proceedings. No settlement agreement relating to a claim, audit notice, summons and, more generally any litigation, capable of giving rise or having given rise to a Notified Claim under this Agreement shall be concluded without the prior agreement of the Warrantors, provided however that such agreement cannot be unreasonably withheld.

 6   Payment of Claims

     Any Notified Claim accepted or deemed to have been accepted by the Warrantors on a certain date under the terms of Clause 5 above shall imply that the amount so claimed is due and payable (liquide et exigible) from that date. Where this is not the case, and without prejudice to the law, an amount shall be deemed to be due and payable under this Agreement following an agreement between the parties on the Notified Claim, or a settlement agreement in accordance with article 2044 of the Civil Code being entered into between the parties, or a judicial decision whether final or by way of "execution provisoire" demanding payment by the Warrantors as a result of the Notified Claim.

     Any delay in payment (starting from the due date) by the Warrantors of sums due under the present Agreement will result in the Warrantors having to pay interest at the legal rate of interest (taux de l'interet legal) at the relevant date plus 2 per cent.

     Any payment under this Agreement may, at the Beneficiary's option, be deducted from the amount of the Payment 2 (as defined in the Share Purchase Agreement) or paid out of the assets in escrow (pursuant to Clause 4 of the Share Purchase Agreement).

 7   Agent

     The Warrantors hereby irrevocably appoint Mr Robert Bousquet, who accepts this appointment, as agent to give and receive all notices, to give all consents, to exercise the rights and fulfil all obligations of the Warrantors on their behalf under this Agreement and that any decision of such agent shall bind the Warrantors. It is expressly agreed that the expression "the Warrantors" shall be construed as meaning "the representative of the Warrantors" for any notice to be given or received and any communication under this Agreement.

     In the event that Mr Robert Bousquet should for any reason become incapable of fulfilling his duties as agent of the Warrantors under this Agreement while this Agreement is still in force, the Warrantors or their successors agree to appoint another agent with the same powers and responsibilities as provided herein within 30 Business Days of such event and promptly give written notice thereof to the Beneficiary.

 8   Miscellaneous

     8.1  Restructuring

          The rights and undertakings of the parties to this Agreement shall in no way be affected by any merger, demerger or transfer of business (in full or in part), winding-up or liquidation or any restructuring of the Beneficiary and/or of the Company.

     8.2  Notices

          Any notices or communications relating to this Agreement or any disputes arising out of it shall be made or notified in writing and delivered in person, by registered letter with notification of receipt, or sent by facsimile (confirmed by a letter delivered in person, or a registered letter with notification of receipt) to the Beneficiary's registered office or to the Warrantors' residences (or to any other address notified by registered letter with notification of receipt by any one of the parties).

     8.3  Successors and assignees

          8.3.1 All rights and obligations of each party shall be binding upon and inure to the benefit of their respective successors, indivisibly (de facon indivisble) with the party concerned and among themselves.

          8.3.2 The Beneficiary may assign the benefit of its rights and obligations under this Agreement to any person if such person has acquired, alone or together with its Affiliates, all or substantially all the share capital of the Company.

     8.4  Governing Law

          This Agreement is governed by and shall be construed in accordance with French law.

     8.5  Arbitration

          All disputes arising out of or connected with this Agreement, including a dispute as to the validity or existence of the agreement, shall be resolved by arbitration in Brussels conducted in English by a sole arbitrator of Belgian nationality pursuant to the rules of the United Nations Commission or International Trade Law ("UNCITRAL"). The appointing authority for the purposes of the UNCITRAL rules shall be the International Chamber of Commerce ("ICC") acting in accordance with the rules adopted by the ICC for that purpose.

          The decision of the sole arbitrator will be final, the parties hereby formally waiving their right to appeal the decision. The sole arbitrator is authorised to carry out whatever investigation they deem necessary. The sole arbitrator will decide as to how expenses, legal fees and other costs arising out of the arbitration will be borne by the parties.

          Unless otherwise agreed by both parties, the arbitrators' decision shall be made within 6 months of the date of appointment of the arbitrator.

Signed in Paris

On 19 January 2001

In 3 originals


THE BENEFICIARY

TRANSWITCH III, Inc.

Represented by Mr Bob Pico

/s/ Robert Pico
--------------------------
Name: Robert Pico
Title: Attorney-in-fact

THE WARRANTORS


/s/ Robert Bousquet
--------------------------
Name: Robert Bousquet
Represented by: Robert Bousquet,
as Attorney-in-fact

/s/ Robert Bousquet
--------------------------
Name: Patricia Baert
Represented by: Robert Bousquet,
as Attorney-in-fact